United States securities and exchange commission logo





                             July 14, 2023

       Stephen Herbert
       Chief Executive Officer
       Rezolve AI Limited
       3rd Floor, 80 New Bond Street
       London, W1S 1SB
       United Kingdom

                                                        Re: Rezolve AI Limited
                                                            Registration
Statement on Form F-4
                                                            Filed June 16, 2023
                                                            File No. 333-272751

       Dear Stephen Herbert:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement filed on Form F-4

       Cover Page

   1. You disclose that Daniel Wagner, your chief executive officer, beneficially owns 75% of the voting power of
your outstanding capital stock. Please disclose on the cover page that you are a "controlled
company" and the identity and beneficial ownership percentage of your controlling
shareholder.
       Summary of the Material Terms of the Business Combination, page 6

   2. Please provide an organizational chart outlining your pre- and post-business combination corporate structure and
illustrating the relationships of the various entities discussed throughout the
registration statement.
 Stephen Herbert
FirstName
Rezolve AILastNameStephen Herbert
            Limited
Comapany
July       NameRezolve AI Limited
     14, 2023
July 14,
Page  2 2023 Page 2
FirstName LastName



3.       Please identify the    certain other excluded assets    to the
Pre-Closing Demerger.
Questions and Answers About the Proposals
Q: Do you have Redemption Rights?, page 25

4. Clarify whether redeeming shareholders will be able to retain their warrants.
Summary of the Proxy Statement/Prospectus
Interests of Armada Directors and Officers in the Business Combination, page 36

5. We note that certain shareholders agreed to waive their redemption rights. Please describe any consideration provided in exchange for this agreement. Unaudited Prof Forma Condensed Combined Financial Statements
Note 2 - Unaudited condensed combined balance sheet adjustments, page 104

6. On page 99 you state, "the number of Employee Share Ownerships Plans and their accounting impact are not considered for the purposes of these pro forma condensed combined financial statements." Please explain this statement and why employee share ownerships plans are not considered in the pro forma condensed combined financial statements. Refer to your basis in accounting literature and Article 11 of Regulation S-X.
7. With regards to adjustment (a) which relates to estimated transaction costs, disclose why you recorded $10,971,518 for a short-term loan. Also, please disclose the terms of this loan.
8. In footnote (b) you state, "There are insufficient funds in the Trust Account at Closing to satisfy the requirement for $5,000,001 of net tangible assets under the Business
         Combination Agreement "Net Tangible Assets Condition")." Please clarify this statement. If this statement is true please emphasize it throughout the filing.
9. With a view towards clarify the disclosure in footnote (b), please explain to us how obtaining additional third-party financing would satisfy the Net Tangible Assets
         Condition.
10. For adjustment (f), disclose how you determined the amounts that will be payable for the acquisition of ANY. We note various scenarios regarding potential payments for the
         ANY acquisition disclosed on page F-30 of Rezolve's audited financial statements.
11. Please explain why there is a debit to accumulated deficit for $3,062,500 for adjustment
         (j). If this is a typo and should be labeled adjustment (l), please revise accordingly
12. With regards to adjustment (o) you state it "reflects the short-term loan to fund transaction costs in the maximum redemptions scenario." However, based on adjustment (n), it appears that the cash from this loan will be used to return Armada redeemable stock.
         Please explain the contradiction and revise accordingly.
 Stephen Herbert
Rezolve AI Limited
July 14, 2023
Page 3
13.      Disclose in footnote (o) the terms of the short-term loan.
14. Your adjustment (q) refers to "cash paid," but cash is not affected by this adjustment.
         Please clarify and if true, disclose that you intend to borrow funds to pay the taxes.
15. Please clearly label earnings per share as pro forma earnings per share when applicable.
The Business Combination Proposal
Background of the Business Combination, page 124

16. We note that Armada "renounced its interest in any corporate opportunity offered to any director or officer unless such opportunity is expressly offered to such person solely in his or her capacity as a director or officer of Armada and such opportunity is one Armada is legally and contractually permitted to undertake and would otherwise be reasonable for
         Armada to pursue." Please address this potential conflict of interest and whether it impacted your search for an acquisition target.
Rezolve Financial Projections, page 140

17. Given that you have not generated any revenue from your commerce platform, please explain why you believe there is a reasonable basis to present a financial forecast beyond one year. Your disclosures should provide information that demonstrates that your projections are reasonable. In this regard, the underlying assumptions should be clearly outlined supporting your revenue growth.

Business of Rezolve, page 206

18. We note that you currently only derive revenues via the sale of radio advertisements and transaction fees on ticket sales. In order to provide investors with a better understanding of your business, please balance your disclosure here and elsewhere as appropriate with equally prominent disclosure of your current operations. Additionally, please disclose the development stage of your mobile commerce and engagement platform and when your expect to commercialize such platform.
19. We note that following the completion of the Pre-Closing Demerger, you will cease
FirstName LastNameStephen Herbert
       operations in China. We also note that you are "considering re-engaging with the Chinese
Comapany    NameRezolve
       market               AI Please
                in the future." Limited
                                      expand your discussion to explain why you
are ceasing
July 14,operations
         2023 Pagein3China when you are also considering re-engaging with the Chinese market.
FirstName LastName
 Stephen Herbert
FirstName
Rezolve AILastNameStephen Herbert
            Limited
Comapany
July       NameRezolve AI Limited
     14, 2023
July 14,
Page  4 2023 Page 4
FirstName LastName
Rezolve's Management's Discussion and Analysis of Financial Conditions and Results of
Operations, page 214

20. We note that over 98% of your revenue for the fiscal year ended December 31, 2022, appears to be from radio advertising as a result of your acquisition of ANY. We also note that ANY generates revenue due to a marketing agreement with Radio
Group.
         Furthermore, on page 63 you state, "ANY was established to purchase the rights to sell services of the companies owned by Radio Group". Please explain your relationship with
         Radio Group and if Radio Group is a related party in accordance with ASC 850.
21. We note that the majority of your revenues are generated by the sale of radio advertisements to a single customer, Radio Group GmbH, through a single marketing agreement. Please quantify the percentage of revenue attributable to such customer and describe the material terms of your agreement with Radio Group GmbH, including the term and any material termination provisions, and file this agreement as an exhibit to your registration statement. Additionally, please provide relevant risk factor disclosure. Refer to Item 601(b)(10) of Regulation S-K.
Key Business Metrics, page 218

22.      Please address the following with respect to your key metrics:
             Provide a clear definition of each metric and how it is calculated;
             Provide a statement indicating the reasons why the metric provides useful information to investors; and
             Provide a statement indicating how management uses the metric in managing or monitoring the performance of your business.
         Refer to SEC Release No. 33-10751.
Adjusted EBITDA, page 219

23. Disclose in detail what is included in business development expenses, share based compensation issued to related parties, and share based compensation for consultancy services and explain why you believe it is appropriation to exclude theses costs from
         Adjusted EBITDA. Your disclosure should explain each type of expense and what services were provided to you. Also, disclose how Adjusted EBITDA is used by management.
Certain Relationships and Related Party Transactions
Relationship with Daniel Wagner, page 246

24. We note that you have debt outstanding to DBLP Sea Cow Limited. Please clarify the terms and purpose of any loans from DBLP Sea Cow Limited.
 Stephen Herbert
FirstName
Rezolve AILastNameStephen Herbert
            Limited
Comapany
July       NameRezolve AI Limited
     14, 2023
July 14,
Page  5 2023 Page 5
FirstName LastName
Description of Rezolve Ordinary Shares, Articles of Association and Certain
Legal
Considerations, page 248

25. Please highlight the material risks to public warrant holders, including those arising from differences between private and public warrants. Clearly explain the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.
Resolve AI Limited and Subsidiaries
Carve-out Consolidated Balance Sheets, page F-4

26. In light of the incorporation of Rezolve AI Limited on January 5, 2023, explain to us why you are reporting share information for 2022 and 2021.
Carve-out Consolidated Statement of Operations, page F-5

27. Reclassify employee costs, consulting expenses, business development expenses to the appropriate expense line-items, i.e. cost of revenues, sales and marketing expenses, and general and administrative expenses. We refer to guidance in Rule 5-03 of Regulation S-
         X.
2. Basis of presentation and summary of significant accounting policies
2.1 Basis of presentation, page F-9

28. Please explain to us why you are providing carve-out financial statements of Rezolve AI
         Limited, rather than the historic financial statements of Rezolve Limited. Also, to enable us to understand the significance of the carved-out business, please provide an analysis comparing total assets, total liabilities, total shareholders' equity/deficit, total revenues, total operating expenses, operating loss, and net loss of Rezolve AI Limited to Rezolve
         Limited as of and for the years-ended December 31, 2022 and 2021.
29. Please fully disclose the details of your expense allocations in accordance with SAB Topic
         1:B, including the nature of the expenses allocated, an explanation of the allocation
         method used along with management   s assertion that the method used
is reasonable.
         Clarify that the Rezolve AI Limited income statements reflect all of its costs of doing business.
2.7 Revenue recognition, page F-12

30.      You state that "Revenue is recognized in accordance with ASC 606
Revenue from
         Contracts with Customers    at the point in time when the promised
services are performed
         for the customer and when ANY expects to be entitled to the consideration." Please expand your disclosure to state your specific performance obligation(s) and when revenue is recognized for each performance obligation(s).
 Stephen Herbert
FirstName
Rezolve AILastNameStephen Herbert
            Limited
Comapany
July       NameRezolve AI Limited
     14, 2023
July 14,
Page  6 2023 Page 6
FirstName LastName
31. Disclose how you considered the principal versus agent guidance in ASC 606 when recording advertising sales under your contract with Radio Group and advise us.
2.17 Shareholders' deficit and reserves, page F-15

32. Please disclose the expense that you anticipate will be incurred when the employee shares achieve a grant date, upon the removal of the restrictions.
8. Debt and other liabilities, page F-22

33. We note a balance of $14,600,000 in consideration payable for the acquisition of ANY at
         December 31, 2021. Please explain why this payable is no longer recorded at December
         31, 2022. Refer to your basis in accounting literature.
14. Other Non-operating expense, net, page F-30

34. Please revise your income statement to report within Cost of revenues the expenses incurred from impairment of inventory. We refer you to the guidance in ASC 420-10-
         S99-3.
35. Please revise to report the charges incurred from the impairment of accounts receivable and the share-based payment cost within operating expenses or advise us.
15. Business Combinations
Acquisition of Any Lifestyle Marketing GmbH ("ANY Acquisition"), page F-31

36. We note from your disclosure on page F-30 that you determined Rezolve was the primary beneficiary of ANY. Please provide us with your analysis under ASC 810 to support your conclusion as of the date of consolidation. Such analysis should include:
             A description of the variable interests of ANY and the holders of those variable interests;
             How ANY has the characteristics of a VIE;
             A description of the activities that most significant affect the economic performance of ANY and how decisions over those activities are made; and
             A description of the rights of ANY and your analysis as to whether each of those rights are protective or participating.
37. We note on page F-31 that on December 28, 2022, the legal ownership of ANY reverted back to the sellers of ANY. Notwithstanding the comment above, please provide us your analysis of ASC 810-10-40-4 as to whether you ceased to have a controlling financial interest in ANY after legal ownership reverted to its sellers.
38. Provide us your agreement(s) with ANY, and tell us why you do not believe they are required to be filed pursuant to Item 601(b)(10) of Regulation S-K. Stephen Herbert
FirstName
Rezolve AILastNameStephen Herbert
            Limited
Comapany
July       NameRezolve AI Limited
     14, 2023
July 14,
Page  7 2023 Page 7
FirstName LastName
General

39. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Inessa Kessman, Senior Staff Accountant, at (202) 551-3371 or Robert
Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Kyle Wiley, Staff
Attorney, at (202) 344-5791 or Matthew Crispino, Staff Attorney, at (202) 551-3456 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Technology
cc:      Gerry Williams